

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2020

Jürgen Eichner
Chief Executive Officer
VIA optronics AG
Sieboldstrasse 18
90411 Nuremberg, Germany

       Re: **VIA optronics AG**
                 Form F-1
                 Exhibit Nos. 10.2, 10.11, 10.12, and 10.15
                 Filed September 4, 2020
                 File No. 333-248599

Dear Mr. Eichner:

       We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                      Sincerely,

                                      Division of Corporation Finance